1701 Market Street                                       Morgan, Lewis
Philadelphia, PA 19103                                   & Bockius LLP
Tel: 215.963.5000                                        Counselors at Law
Fax: 215.963.5001


DAVID FREESE
215.963.5862
dfreese@morganlewis.com



December 7, 2012


Dominic Minore, Esq.
U.S. Securities and Exchange COMmission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund (the "Trust") (File Nos. 033-42484 and 811-06400)

Dear Mr. Minore,

This letter responds to comments on Amendment No. 196 to the Trust's Registration Statement on Form N-1A (the "Registration Statement"), which you provided in a telephonic discussion with Brian London and me on November 2, 2012. Amendment No. 196 was filed with the Securities and Exchange Commission (the "Commission") on September 17, 2012 pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the "Securities Act") for the purpose of adding two new series of the Trust, the Harvest China All Assets Fund (the "All Assets Fund") and the Harvest Intermediate Bond Fund (the "Intermediate Bond Fund") (each, a Fund and together, the "Funds").

Summaries of the Staff's comments and our responses thereto on behalf of the Trust are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 196. Unless otherwise noted, comments pertaining to a particular Fund apply to both Class A and Institutional Class Shares of the Fund.

PROSPECTUS

ALL ASSETS FUND

1. COMMENT: Under the heading, "Principal Investment Strategy," please provide an explanation how the Fund intends to achieve its investment objective.

     RESPONSE: The Fund's investment objective has been changed to read:

     "The Harvest China All Assets Fund (the "Fund") seeks to provide income and capital appreciation over the long term."




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December 7, 2012
Page 2


     The All Assets Fund seeks to provide income through its investment in fixed income securities and high dividend yielding equity securities. Through its exposure to equity securities, the Fund also seeks capital appreciation.

2. COMMENT: In the first paragraph under the heading, "Principal Investment Strategy," either: (i) insert the word "closely" between the words "are" and "related" in the first sentence, or (ii) delete the word "closely" from between the words "be" and "related" in the second sentence.

     RESPONSE: The requested change has been made to the second sentence.

3. COMMENT: In the third bullet point following the first paragraph under the heading "Principal Investment Strategy," disclose how Harvest Global Investments Limited (the "Adviser"), the Fund's investment adviser, will quantitatively determine whether an issuer has substantial business dealings with entities from, or derives substantial revenue from, or whose subsidiaries, related or associated corporations derive substantial revenue from, China.

     RESPONSE: The Prospectus has been revised as follows:

          o "The issuer derives at least 50% of its revenue or earnings from goods or services sold or produced in China or has at least 50% of its assets there;"

4. COMMENT: With respect to the fourth bullet point under the first paragraph under the heading "Principal Investment Strategy," please provide an explanation of how an issuer's activities are closely related to China because its securities are denominated in Renminbi.

     RESPONSE: In the release adopting Rule 35d-1 under the 1940 Act, the Commission noted that "[a]s a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus. "SEE Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001). The Adviser has determined that it is reasonable to define securities denominated in Renminbi as related to the economic development and growth of China because the Renminbi is the official currency of the People's Republic of China ("PRC"), and demand for securities denominated in the PRC's official currency affects the economic development and growth of the PRC.



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December 7, 2012
Page 3


5. COMMENT: When determining the Fund's compliance with its 80% investment policy, please confirm that the Fund includes only those investments in investment companies that themselves have adopted the same 80% investment policy as investments that satisfy the Fund's 80% investment policy.

     RESPONSE: The Fund includes only those investments in investment companies that invest primarily in equity and fixed income securities of issuers whose activities are related to the economic development and growth of China as investments that satisfy the Fund's 80% investment policy. However, not all investment companies included in the Fund's 80% investment policy will necessarily have adopted their own 80% investment policies. Because an investment company that elects not to adopt an 80% investment policy may nevertheless invest more than 80% of its net assets (plus any borrowings for investment purposes) in equity and fixed income securities of issuers whose activities are related to the economic development and growth of China, the Fund will consider an investment company's actual portfolio holdings, along with other relevant factors, in determining whether to include an investment in an investment company in the Fund's 80% investment policy.

6. COMMENT: In the first sentence of the fourth paragraph under the heading "Principal Investment Strategies," confirm whether "agencies or instrumentalities" of governments in the China and Asian region have the same commonly understood meaning as "agencies or instrumentalities" of the U.S. government. If not, explain the difference in meaning.

     RESPONSE: The Adviser has confirmed that "agencies or instrumentalities of governments in the China and Asian region" generally are organizations that serve a public purpose and are closely tied to the central or local government of the particular region, which is a commonly understood meaning of agencies or instrumentalities of the U.S. government.

7. COMMENT: In the first sentence of the fourth paragraph under the heading "Principal Investment Strategies," please list the countries in the "Asian region" referred to in such sentence. Please also confirm whether fixed income securities issued by the agencies or instrumentalities of governments in such "Asian region" will be included as investments that satisfy the Fund's 80% investment policy and, if so, how.

     RESPONSE: The countries in the Asian region referred to in the first sentence of the fourth paragraph under the heading "Principal Investment Strategies" are Taiwan, South Korea, Malaysia, Singapore, Thailand, Philippines, Indonesia, India, Mongolia, Vietnam, and Sri Lanka.

8. COMMENT: Disclose why the Renminbi-denominated securities in which the Fund invests are principally traded in the CNH market.

     RESPONSE: We have made the requested change.



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December 7, 2012
Page 4


9. COMMENT: In the fourth paragraph under the heading, "Principal Investment Strategy," please disclose whether the Fund will invest in payment-in-kind, balloon payment, negative amortization loans or below-investment grade securities, the issuers of which are distressed or in default, if investing in such assets is a principal investment strategy of the Fund.

     RESPONSE: While the Fund may invest in the above instruments, it will not do so as a principal investment strategy.

10. COMMENT: Please rephrase the second sentence of the last paragraph under the heading, "Principal Investment Strategy," in order to track the language of the guidance provided by the staff of the Commission with respect to Rule 35d-1 under the 1940 Act.

     RESPONSE: The second sentence of the last paragraph under the heading "Principal Investment Strategy" has been deleted and replaced with the following sentence:

     "Access Products with economic characteristics similar to equity and fixed income securities of issuers whose activities are related to the economic development and growth of China will be included as investments that satisfy the Fund's 80% policy described above."

11. COMMENT: With respect to the third sentence of the last paragraph under the heading, "Principal Investment Strategy," please explain how forward currency contracts and currency futures used by the Fund to hedge income investments to the Renminbi relate to the Fund's stated 80% test.

     RESPONSE: The third sentence of the last paragraph under the heading "Principal Investment Strategy" has been deleted and replaced with the sentence indicated in the response to Comment 10.

12. COMMENT: Under the heading, "Principal Risks," please add disclosure regarding valuation risk.

     RESPONSE: The following disclosure has been added under the heading, "Principal Risks," for each Fund:

     "VALUATION RISK.

     The Fund may value certain securities at a price higher than the price at which they can be sold. This risk may be especially pronounced for investments that may be illiquid or may become illiquid."



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December 7, 2012
Page 5


INTERMEDIATE BOND FUND

13. COMMENT: Please incorporate all applicable comments above relating to the All Assets Fund into the disclosure relating to the Intermediate Bond Fund.

14.  RESPONSE: We have made the requested changes.

BOTH FUNDS

15. COMMENT: Please file the contractual expense limitation agreement between the Trust, on behalf of the Funds, and the Adviser (the "Expense Limitation Agreement") as an exhibit to the Registration Statement.

     RESPONSE: The Expense Limitation Agreement is filed herewith.

16. COMMENT: Under the heading "More Information about Risk," please disclose the risks that apply to each Fund and those that apply to only one Fund.

     RESPONSE: We have made the requested change.

17. COMMENT: Any principal risks disclosed under the heading "More Information about Risk" should also be disclosed under the heading "Principal Risks."

     RESPONSE: We have made the requested changes.

18. COMMENT: Please include a discussion of the "Principal Investment Strategies" and "Principal Risks" disclosed pursuant to Item 4 of Form N-1A in the response to Item 9 of Form N-1A in the prospectus.

     RESPONSE: General Instruction 3(a) to Form N-1A states that "[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." In the Fund's prospectus, information related to the Fund's principal investment strategies and risks has been included in response to Items 4(a) and 4(b) of Form N-1A, and therefore, consistent with Form N-1A instructions, such information has not been repeated in response to Item 9.

STATEMENT OF ADDITIONAL INFORMATION

1. COMMENT: Please revise the first sentence of the Funds' second non-fundamental policy under the heading, "Investment Limitations," as follows:

     Purchase any securities which would cause 25% or more of the net assets of a Fund to be invested in the securities of one or more issuers conducting their principal business activities in the same industry (OR GROUP OF INDUSTRIES), provided that this limitation does not apply to investments in obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities and repurchase agreements involving such securities.

     RESPONSE: The requested change has been made.


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December 7, 2012
Page 6


2. COMMENT: Under the heading, "Investment Limitations," please add a non-fundamental policy that a Fund will not make any additional investments if it borrows 5% or more of its assets.

     RESPONSE: The Trust is not aware of any requirement in Form N-1A to include an anti-leveraging policy in its investment restrictions, and therefore, it respectfully declines to do so in the disclosure. The Registrant believes the disclosure in the "Investment Limitations" section includes the disclosure required by Item 16(b) of Form N-1A.

3. COMMENT: Under the heading, "Investment Limitations," please disclose that a Fund will not mortgage, pledge, or hypothecate more than 1/3 of its assets.

     RESPONSE: The Trust is not aware of any requirement in the 1940 Act or Form N-1A for the Funds to include a non-fundamental policy regarding pledging, mortgaging and hypothecating of Fund assets, and therefore, it respectfully declines to do so in the disclosure. The Registrant believes the disclosure in the "Investment Limitations" section includes the disclosure required by
     Item 16(b) of Form N-1A.

4. COMMENT: In the third sentence of the last paragraph under the heading, "Investment Limitations," please replace the phrase "as soon as reasonably practicable" with "within three days thereafter (not including Sundays and holidays)" pursuant to Section 18(f)(1) of the 1940 Act.

     RESPONSE: The requested change has been made.


                            * * * * * * * * * * * *

I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Registrant's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.



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December 7, 2012
Page 7


As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any additional questions or comments, please do not hesitate to contact me at 215.963.5862.

Sincerely,

/s/ David Freese
----------------
David Freese